File No. 812-[    ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Goldman Sachs ETF Trust

Goldman Sachs Asset Management, L.P.

ALPS Distributors, Inc.

Please send all communications, notices and orders to:

Caroline L. Kraus, Esq.	Allison M. Fumai, Esq.
Goldman Sachs & Co. LLC	Stephanie A. Capistron, Esq.
200 West Street	Dechert LLP
New York, New York 10282	1095 Avenue of the Americas
New York, New York 10036

Page 1 of 36 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on January 16, 2020

-i-

I.	INTRODUCTION

A.	SUMMARY OF REQUEST

In this application (“Application”), the undersigned applicants, Goldman Sachs ETF Trust (the “Trust”), Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”) and ALPS Distributors, Inc. (the “Distributor,” and together with the Trust and the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

Applicants request that the Order apply to the series identified and described in Exhibit A hereto (the “Initial Fund”) and any additional series of the Trusts, and any other open-end management investment company or series thereof that seeks to rely upon the relief requested herein (“Future Funds” and together with the Initial Fund, “Funds”).1 Each Fund will offer exchange-traded shares (“Shares”) and operate as an exchange-traded fund (“ETF”). In seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction. Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser (each such entity or any successor thereto, an “Adviser”)2 and (b) comply with the terms and conditions of this Application.

The SEC has issued orders on exemptive applications that involve actively managed ETFs seeking the same relief that Applicants are requesting3 and recently adopted a rule permitting the operation of actively managed ETFs that meet certain conditions.4 In issuing prior orders, the Commission had historically required full disclosure of an actively managed ETF’s portfolio holdings on a daily basis as a means of facilitating the arbitrage mechanism. More recently, however, the Commission has issued orders that allow for the operation of actively managed ETFs that would not publicly disclose their complete portfolio holdings on a daily basis, but instead would facilitate the arbitrage process through alternative means.5 Consistent with the Precidian Order, Applicants propose to offer Funds, known as “ActiveSharesSM ETFs,” which are designed to provide an arbitrage mechanism that ensures the Shares will trade at market prices that are at or close to the NAV per Share of the Fund without disclosing the Fund’s portfolio each day.

Applicants request relief from the same provisions of the Act as the Precidian Application (as well as Section 22(e) as discussed further below). The current Application differs from the Precidian Application in that under the current Application, each Fund’s portfolio of investments may also include listed options, exchange-traded master limited partnerships (“MLPs”) and common stocks listed on a foreign exchange that trade on such exchange contemporaneously with Fund Shares (“foreign common stocks”). The Application would also permit the use of Custom Baskets (as defined below). Consistent with the Precidian Application, the arbitrage mechanism contemplates each Fund providing a verified intraday indicative value (“VIIV”), calculated and disseminated every second throughout the trading day, that will permit investors to

[1]

All existing entities that currently intend to rely on the Order are named as Applicants. Any other existing entity or future entity that relies on the Order will comply with the terms and conditions of the Order.

[2]	For purposes of the requested Order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]

See e.g., Precidian ETFs Trust, et al. (“Precidian”), File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019 (“Precidian Application”); SEC Rel. Nos. IC-33440 (Apr. 8, 2019) (notice) (“Precidian Notice”) and IC-33477 (May 20, 2019) (order) (“Precidian Order” and together with the Precidian Notice, “Precidian Notice and Order”).

[4]	Rule 6c-11 under the Act; see Exchange-Traded Funds, SEC Rel. No. IC-33646 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).
[5]

See Precidian Notice and Order; Blue Tractor ETF Trust and Blue Tractor ETF Group, LLC, File No. 812-14625, Eleventh Amendment, filed Oct. 23, 2019; SEC Rel. Nos. IC-33682 (Nov. 14, 2019) (notice) and IC-33710 (Dec. 10, 2019) (order) (“Blue Tractor Order”); Fidelity Beach Street Trust, et al., File No. 812-14364, Ninth Amendment, filed Nov. 8, 2019; SEC Rel. Nos. IC-33683 (Nov. 14, 2019) (notice) and IC-33712 (Dec. 10, 2019) (order) (“Fidelity Order”); Natixis ETF Trust II, et al., File No. 812-14870, Seventh Amendment, filed Oct. 21, 2019; SEC Rel. Nos. IC-33684 (Nov. 14, 2019) (notice) and IC-33711 (Dec. 10, 2019) (order) (“Natixis Order”); T. Rowe Price Associates, Inc. and T. Rowe Price Equity Series, Inc., File No. 812-14214, Seventh Amendment, filed Oct. 17, 2019, SEC Rel. No. IC-33685 (Nov. 14, 2019) (notice) and SEC Rel. Nos. IC-33713 (Dec. 10, 2019) (order) (“T. Rowe Order”).

know the underlying value of a Share throughout the day. This VIIV, which is discussed more fully below, will be equally available to, and easily usable by, all market participants. The VIIV will, when compared to a market price, permit retail investors to easily make an informed decision when considering whether and/or when to purchase or sell Shares. The VIIV, when combined with the ability to create and redeem shares using a Creation Basket (defined below), will also provide arbitrageurs with the information and ability to take advantage of any slight premium or discount in the market price of Shares, which should, as with traditional ETFs, ensure that the Shares will trade at a market price at or close to the NAV per Share of the Fund.

Consistent with the Precidian Application, to protect the identity and weighting of its Creation Basket (defined below) and portfolio securities, the creation and redemption process for each Fund will require that transactions be effected through a confidential brokerage account (“Confidential Account”) with an agent, which will be a broker-dealer (“AP Representative”), for the benefit of an “Authorized Participant,” which is a member or participant of a clearing agency registered with the Commission that has executed a “Participant Agreement” with the Distributor (defined below) and a Confidential Account agreement with the AP Representative. Each AP Representative will be given, before the commencement of trading each Business Day (defined below), the Creation Basket (defined below). This information will permit the AP Representative to buy and sell positions in the portfolio securities to permit creations or redemptions upon receiving a corresponding instruction from an Authorized Participant, without disclosing the information to the Authorized Participant.

Consistent with the Precidian Application, the Order would permit (i) Shares be listed and traded at negotiated prices on a national securities exchange, as defined in Section 2(a)(26) of the Act (“Exchange”),6 at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (each such specified aggregation of Shares a “Creation Unit”); and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units. In addition, the Order would permit certain Funds that invest in foreign common stocks (as defined below) to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption.

Consistent with the Precidian Application, Applicants are also requesting that the Order permit certain investment companies registered under the Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) of the Act and permit the Funds, and any principal underwriter for the Funds, and any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934 (“Exchange Act”), to sell Shares beyond the limitations in Section 12(d)(1)(B) of the Act. Beyond the Funds, their principal underwriters and Brokers selling Shares, Applicants request that the Order apply to registered management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by an Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Acquiring Management Companies,” such UITs are referred to as “Acquiring Trusts,” and Acquiring Management Companies and Acquiring Trusts are collectively referred to as “Acquiring Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act.

Acquiring Funds do not include the Funds. This relief would permit the Acquiring Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Acquiring Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).7

B.	STANDARDS FOR RELIEF TO BE GRANTED BY THE COMMISSION

Applicants believe that the availability of a VIIV throughout the day, the ability of Authorized Participants to purchase and redeem Creation Units on any Business Day (defined below), and, as with ETFs that disclose their portfolio holdings daily, the ability of market participants, transacting through an Authorized Participant, to purchase and redeem Creation Units on any Business Day, will result in the intraday trading of Shares being at or close to the Funds’ NAV without the need for daily disclosure of the Funds’ portfolio securities.

[6]	Exchanges include NYSE Arca, Inc. (“NYSE Arca”), Cboe BZX Exchange, Inc. (“BZX”), and The Nasdaq Stock Market LLC (“Nasdaq”).
[7]

Some Funds may invest in other ETFs beyond the 12(d)(1) limits (“FOF ETF”). For purposes of complying with Section 12(d) of the Act, a FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G) of the Act, alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, a FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1) of the Act. In no case, however, will a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

Applicants also believe that the proposed operational structure of the Funds will permit an Adviser to manage the Funds using proprietary investment strategies with significantly less susceptibility to “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds when compared with operating the same Funds as fully-transparent actively managed ETFs. Applicants believe that professional managers would find the Fund’s structure an attractive one through which to offer multiple types of strategies, in an ETF format, that are not currently available to retail investors in an ETF. Specifically, Applicants believe the Fund’s structure would permit professional managers to protect their proprietary investment strategies in what Applicants expect to be a lower cost, more efficient structure than what is currently available in comparable mutual funds. The operational structure, because of the ability to do in-kind creations and redemptions, will allow professional managers to be more fully invested than they could be in a mutual fund, and thus avoid cash drag. Ultimately, Applicants believe this structure will encourage competition and lead to more investment options for ETF investors.

In light of these advantages and the proposed terms and conditions of this Application, Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Fund and will be consistent with the investment objectives and policies of each Acquiring Fund; and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the Section 12(d)(1) Relief, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief.” The ETF Relief and Section 12(d)(1) Relief collectively, will be referred to herein as the “Relief.”

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act.

II.	THE APPLICANTS

A.	THE TRUSTS

The Trust is a statutory trust organized under the laws of Delaware. The Trust is registered under the Act with the Commission as an open-end management investment company with multiple series, including the Initial Fund, and is overseen by a Board of Trustees (the “Board”).8 The Board will maintain the composition requirements of Section 10 of the Act. The Trust offers and sells, or will offer and sell, its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”). The Trust may create Funds, each of which will operate pursuant to the terms and conditions stated in the Application.

Each Fund will invest only in ETFs, Exchange-traded notes, Exchange-traded common stocks,9 Exchange-traded preferred stocks, Exchange-traded American depositary receipts (“ADRs”)10, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts

[8]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.
[9]	Although a Fund may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.
[10]

ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

and exchange-traded futures11 that trade contemporaneously with Fund Shares, listed options (within the meaning of Rule 600(a)(36) of Regulation NMS),12 Exchange-traded MLPs, foreign common stocks, as well as cash and cash equivalents.13 No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. Each Fund will adopt fundamental policies consistent with the Act, which will be disclosed in each Fund’s registration statement. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

B.	THE ADVISER

The Adviser is a limited partnership organized under the laws of Delaware, with its principal office in New York, New York. The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Funds LLC in order to offer ActiveSharesSM ETFs.14 Subject to approval by the Board, an Adviser serves or will serve as the investment adviser to the Funds. The Adviser to each Fund may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as a sub-adviser to a Fund (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent. Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	THE DISTRIBUTOR

The Distributor is a Broker registered under the Exchange Act. Applicants request that the Order requested herein apply to any future distributor of the Funds, which also would be a registered Broker under the Exchange Act and would comply with the terms and conditions of this Application (and is included in the term “Distributor” herein). The Distributor may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers. The Distributor will be the principal underwriter of the Creation Units for the Funds and will distribute Creation Units of Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers. No Distributor is, or will be, affiliated with any Exchange on which Shares are listed.

III.	OPERATION OF THE FUNDS

A.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each shareholder will have one vote per Share or per dollar with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act, the rules promulgated thereunder, and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly

[11]

Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[12]

A fund will only invest in a listed option where the reference asset is an asset that the Fund could invest in directly, or in the case of an index option, is based on an index of a type of asset that the Fund could invest in directly.

[13]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.
[14]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.	EXCHANGE LISTING

Shares will be listed on an Exchange and will be traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, Distributor or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. It is expected that each Exchange will appoint one or more market makers to provide liquidity for the Shares (each a “Market Maker”).15 It is anticipated that each Fund shall, at least initially, participate in the Market Maker incentive program provided by the applicable Exchange.16 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

C.	CREATION AND REDEMPTION OF SHARES

1.	The AP Representative and Confidential Account

Consistent with the Precidian Application, each Authorized Participant will establish and maintain a Confidential Account with an AP Representative, for the benefit of the Authorized Participant, in order to engage in in-kind creation and redemption activity.17 Each day, the custodian to a Fund (the “Custodian”) will transmit the composition of the Fund’s Creation Basket (defined below) to each AP Representative. Pursuant to a contract (the “Confidential Account Agreement”), the AP Representative will be restricted from disclosing the Creation Basket (defined below).18 In addition, the AP Representative will undertake an obligation not to use the identity or weighting of the securities in the Creation Basket (defined below) for any purpose other than executing creations and redemptions for a Fund.19 The Confidential Account will enable Authorized Participants to transact in the underlying securities of the Creation Basket (defined below) through their AP Representatives, enabling them to engage in in-kind creation or

[15]

If Shares are listed on NYSE Arca, Nasdaq, BZX, or a similar electronic Exchange, one or more member firms of that Exchange will act as a Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq and BZX, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on both Nasdaq and BZX stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or second-tier affiliate, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as described below.

[16]	See NYSE Arca ETP Incentive Program, Cboe Competitive Liquidity Provider Program, and Nasdaq Market Quality Program. Applicants also reserve the right to not participate in such an incentive program.
[17]	No AP Representative for a Fund will be an affiliated person (as defined in Section 2(a)(3) of the Act) of the Fund, the Fund’s Adviser, or the Fund’s Authorized Participants.
[18]	The Confidential Account Agreement will also include provisions as necessary to ensure the accuracy of the representations in this Application.
[19]

Each Fund will identify one or more entities to enter into a contractual arrangement with the Fund to serve as an AP Representative. In selecting entities to serve as AP Representatives, a Fund will obtain, both initially and each year thereafter, representations from the entity related to the confidentiality of the Fund’s Creation Basket (defined below), the effectiveness of information barriers, and the adequacy of insider trading policies and procedures. In addition, as a Broker, Section 15(g) of the Exchange Act requires the AP Representative to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the AP Representative or any person associated with the AP Representative. Further, the contractual arrangement will require that the AP Representative will stay in place until another AP Representative has been engaged by the Fund.

In addition, each service provider that has access to the identity and/or weightings of securities in a Fund’s Creation Basket (defined below) or portfolio securities, such as the Fund’s custodian or Pricing Verification Agent (defined below), shall be restricted contractually from disclosing that information to any other person, or using that information for any purpose other than providing services to the Fund.

Finally, because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Thus, each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein will not apply).

redemption activity without knowing the identity or weighting of those securities.20 Acting on execution instructions from an Authorized Participant, the AP Representative may purchase or sell the securities in the Creation Basket (defined below) for purposes of effecting in-kind creation and redemption activity during the day.21 Authorized Participants are responsible for all order instructions and associated profit and loss.22

For reporting purposes, the books and records of the Confidential Account will be maintained by the AP Representative and provided or made available to the appropriate regulatory agency as required. The Authorized Participant will instruct the AP Representative when to liquidate the Confidential Account, which will be liquidated no later than the end of the day, so that the account holds no positions at the end of day. The Confidential Account Agreement, like any account agreement, will be negotiated between the parties and should be similar in cost to other brokerage arrangements.

2.	Creation and Redemption Orders

a.	General

The issuance and redemption of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders. Shares of each Fund will be issued and redeemed in Creation Units.23 The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV next determined after receipt of an order in proper form. As required by law, redemption requests in good order will receive the NAV next determined after the request is received in proper form. Subject to approval by the Board, it is anticipated that the NAV of each Fund will be determined as of the scheduled closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) on each “Business Day,” which is defined as any day the Fund is open, including any day when it satisfies redemption requests as required by Section 22(e) of the Act.24 The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $60.25

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. In the case of a creation, the Authorized Participant would enter into an irrevocable creation order with the Fund and then direct the AP Representative to purchase the necessary Deposit Instruments (defined below). The AP Representative would then purchase such securities in the Confidential Account and then deliver them in-kind to the Fund. In the case of a redemption, the Authorized Participant would enter into an irrevocable redemption order with the Fund and then the Fund would instruct its Custodian to deliver the Redemption Instruments (defined below) to the appropriate Confidential Account.26 The

[20]

The AP Representative will not trade securities in the Confidential Account on behalf of an Authorized Participant other than buying or selling the securities included in a Creation Basket to be delivered to or received from, respectively, an ETF.

[21]

Each Confidential Account Agreement will provide that neither the AP Representative nor its affiliated persons, acting as principal, may sell or purchase the actual securities that the AP Representative is purchasing or selling, respectively, on behalf of the Authorized Participants.

[22]

Authorized Participants will be able to monitor the execution quality of the AP Representative by comparing the price at which they purchase or sell Creation Baskets (defined below) with the VIIV and the end of day NAV.

[23]

In the event that a Fund is liquidated pursuant to a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Fund entitled to vote, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. Subject to a contrary determination being made by the Board, the composition and weighting of a Fund’s portfolio would not be disclosed in the event that the Fund is liquidated.

[24]

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

[25]

Applicants intend to engage in share splits and reverse splits in order to keep the price of Shares generally within this range. As discussed in the Precidian Application, by keeping the price of a Share in this range, it will dampen the impact of volatility in the prices of the underlying portfolio securities in a Fund, which has the effect of making it more difficult to reliably determine, based on changes in market prices, what securities are being held in the Fund’s portfolio.

[26]

The terms of the Confidential Account will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Authorized Participant will be free to choose an AP Representative for its Confidential Account from a list of Brokers that have signed confidentiality agreements with the Fund. The Authorized Participant will be free to negotiate account fees and brokerage charges with its selected AP Representative. The Authorized Participant will be responsible to pay all fees and expenses charged by the AP Representative of its Confidential Account.

Authorized Participant would direct the AP Representative on when that day to liquidate those securities.27 In purchasing or selling such securities, the AP Representative will use methods, such as breaking the transaction into multiple transactions and transacting in multiple marketplaces, to avoid revealing the composition of the Creation Basket (defined below).28

Accordingly, except where the purchase or redemption will include cash, purchasers, through the AP Representative, will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and the AP Representative, acting on behalf of an Authorized Participant that is redeeming Shares, will receive an in-kind transfer of specified instruments (“Redemption Instruments”). Purchases and Redemptions of Creation Units may be made through the AP Representative using (i) a basket composed of a non-representative selection of fund securities; or (ii) a representative basket of fund securities that is different from the initial basket used in transactions on the same business day (in each case, a “Custom Basket”). These instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”

As with all existing ETFs, if there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets (such policies and procedures, “Basket Policies”). A Fund’s Basket Policies will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters. The Fund’s Basket Policies would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

A Fund may use Custom Baskets consistent with the parameters of Rule 6c-11 under the Act.29 Applicants believe that custom baskets benefit ETFs (and their shareholders) by reducing costs, increasing efficiency and improving trading. The Commission recognized these benefits in the Rule 6c-11 Adopting Release.30

Applicants further note that because the Funds will only use Custom Baskets consistent with the parameters of Rule 6c-11, any concerns regarding the potential risk of overreaching should be adequately addressed.31 The only difference between the Funds and other actively managed ETFs that rely on Rule 6c-11 is the fact that the Funds will not disclose their full portfolio holdings daily. Applicants do not believe that this difference raises any novel concerns that would not be addressed by the conditions set forth in Rule 6c-11.32

[27]

All income, gain or loss realized by a Confidential Account will be directly attributed to the Authorized Participant for that Confidential Account. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

[28]	Using such different methods is standard practice today and therefore, should not lead to any material increase in brokerage costs.
[29]

Rule 6c-11 requires, among other things, that an ETF that uses Custom Baskets adopt Basket Policies that set forth detailed parameters for the construction and acceptance of Custom Baskets that are in the best interest of the ETF and its shareholders.

[30]	Rule 6c-11 Adopting Release.
[31]

See id. (stating that the basket conditions under Rule 6c-11 are “designed to address concerns regarding the potential risk of overreaching”). Under Rule 6c-11, an ETF’s Basket Policies must: “(i) set forth detailed parameters for the construction and acceptance of [C]ustom [B]askets that are in the best interest of the ETF and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (ii) specify the titles or roles of the employees of the ETF’s investment adviser who are required to review each Custom Basket for compliance with those parameters.”

[32]	Applicants note, for example, that an Authorized Participant would be no better positioned to “cherry-pick” or pressure a Fund into including desirable securities in its basket.

b.	Settlement Process

All orders to purchase or redeem Creation Units must be placed with the Trust’s transfer agent (the “Transfer Agent”) and the Distributor by or through an Authorized Participant. Authorized Participants may be, but are not required to be, members of an Exchange. Investors may obtain a list of Authorized Participants from the Distributor.

Purchase and redemption orders must be in multiples of Creation Units. Purchase and redemption orders will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants (each a “Participating Party”) in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of ETF securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

All orders to purchase and redeem Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Transfer Agent or Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order to receive the NAV determined on the Transmittal Date.33

In the case of custom orders, the order must be received by the Transfer Agent or Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu amounts prior to the NAV Calculation Time. On days when a Stock Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

3.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, in addition to the current VIIV. Shares available for purchase or sale on an intraday basis on an Exchange, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares. The price at which Shares trade will be impacted by arbitrage opportunities created by the ability to purchase or redeem Creation Units at the current NAV, which is designed to ensure that Shares will trade at a market price at or close to the NAV per Share of the Fund. Applicants believe that, because Authorized Participants and other market participants will have access to necessary information that will enable them to determine when a Fund is trading at a price materially different from the current NAV, Shares will trade at a market price at or close to the NAV per Share of the Fund.

No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage fees or commissions and charges.

[33]

The Adviser, any Sub-Adviser, the Distributor, will each have adopted a Code of Ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

4.	Transaction Fees

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s portfolio securities. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased, waived, or otherwise modified, not to exceed amounts approved by the Board. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

5.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Shares of any Fund will be imposed.34 As indicated above, each Fund may charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.35

D.	LIKELY PURCHASERS OF SHARES

1.	Purchasers of Creation Units

Applicants expect that there will be several categories of market participants who will be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost-effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the portfolio securities held by such Fund.

Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Arbitrageurs, whether market makers, Authorized Participants or other market participants,36 can create dynamic hedges utilizing (i) the VIIV on a per second basis, (ii) the information in the Fund’s registration statement, and/or (iii) the types of securities the Fund previously held, as periodically disclosed. The dynamic hedge choices among various arbitrageurs will be different given their risk metrics and current market exposures across all their accounts. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares at or close to the NAV per Share of the Fund.

[34]	Each Fund may, however, implement a distribution plan pursuant to Rule 12b-1 under the Act.
[35]	Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.
[36]

Institutional investors may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as Authorized Participants and Market Makers.

Because Applicants expect that arbitrageurs will be able to construct a very good hedge portfolio for any position they take in Shares, and evaluate profit and loss on their position in real-time, Applicants believe that there will be many Authorized Participants and other market participants that will seek to make a market in Shares.37 For example, while making a market in Shares of a Fund, an arbitrageur may choose to hedge some or all of its accumulated position until such time as the arbitrageur chooses to unwind it through creations or redemptions with the Fund.

Applicants also believe that arbitrageurs will employ risk-management techniques such as “statistical arbitrage,” including correlation hedging, beta hedging, and dispersion trading, which is currently used throughout the financial services industry, to make efficient markets in exchange-traded products. The hedging methodology that the arbitrageur chooses to employ is determined by multiple parameters such as amount of capital at risk, net position – the unhedged portion of their position, market conditions, such as volatility and liquidity, and capital availability and cost. These and other factors are used by the market maker to determine their risk tolerance and therefore the desired hedging techniques they can use to manage their risk to a reasonable level.

In the simplest terms, a hedge is created by selecting a hedging instrument with a high negative correlation coefficient (r) to that of the securities for which the arbitrageur is looking to mitigate risk (e.g., a hedging instrument that moves in the opposite direction of the securities that you are hedging).38 The correlation will be calculated using the VIIV of the Fund over time compared to different hedging baskets. Ideally, the arbitrageur will identify instrument(s), or adjust the hedging vehicle in real-time to achieve a correlation coefficient of -1 (perfect negative correlation). In many cases this can be as simple as selling an index future against a long position in a Fund. This type of hedging instrument is accumulated to offset the exposure of the target portfolio in order to achieve price risk neutrality.

Correlations are dynamic and calculated in real-time and often will not be one for one. At times a multiplier may be required, such as when a hedging basket correlates in price, but may do so with a larger or smaller magnitude. This variance is referred to as a beta coefficient and measures the magnitude of the price volatility of the hedging basket compared to that of the target portfolio. The resulting beta coefficient is used as a multiplier to determine the appropriate size of the hedge. An arbitrageur will measure the effectiveness of its hedge by examining the real-time profit and loss of the two positions on a combined basis (i.e., the net profit or loss from the move in the Fund and that of the hedging portfolio). If the variance is growing, adjustments in the size of the hedging basket may be made in real time by increasing or decreasing the dollar value of the hedging portfolio through purchase or sales in the market.

Today, in an effort to produce a more cost-effective hedge, many arbitrageurs employ net hedging techniques whereby they examine the entirety of the securities that the firm, or sub unit of the firm, is long or short, and construct a hedging basket with a high negative correlation coefficient (“Net Hedging Book”). Over time, the larger the number of portfolio constituents the arbitrageur is able to employ in a target portfolio, the lower the volatility of the overall portfolio due to offsetting internal correlations of the target portfolio. This volatility reduction comes from offsetting correlations assuming there are both long and short positions as well as naturally uncorrelated constituents. The arbitrageur may choose to group positions that better mimic cost efficient hedges such as broader market indexes.

An arbitrageur who accumulates a position in Shares for which it wishes to neutralize its risk, will either enter that position in their Net Hedging Book and hedge on net basis or, albeit less likely, choose to hedge using a hedging basket specifically designed for that Fund. This basket is constructed on a daily basis, and will be adjusted in real-time throughout the day to account for any variance in performance.39

[37]

Examples of typical ETF strategies that may be employed by Authorized Participants and Market Makers with respect to the Funds include, but are no way limited to, spread trading, pair’s trading, statistical arbitrage, cash equitization, alpha generation, momentum trading and dispersion trading among others. Consequently, the Applicants believe that the universe of potential Authorized Participants and Market Makers will be sufficient to support the Funds. See comment letter filed by Bats Global Markets, Inc. on a rule proposal filed by NYSE Arca (Exchange Act Release No. 77117, File No. SR-NYSEArca-2016-08) (July 1, 2016).

[38]	Hedging baskets with high positive correlations can also be employed as long as the asset can be sold short.
[39]	As the arbitrageur’s position in a Fund changes throughout the day, the size of the hedging basket would be similarly adjusted to offset any additional risk.

At any time during trading hours, the arbitrageur has the ability to eliminate all risk by placing a creation or redemption order, as appropriate, as the AP Representative would buy or sell on behalf of the arbitrageur the Creation Basket securities to be exchanged with a Fund at the end of the day.

2.	Secondary Market Purchasers

Purchasers of Shares in Creation Units may also hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities. Applicants believe that investors will value the ability to transact in shares of a professionally managed portfolio of securities, which are currently not available to them in ETFs that disclose their portfolio holdings each day.

E.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

Investors interested in a particular Fund can obtain each Fund’s filings with the Commission. Those filings may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the Fund over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV.40 The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day.

Applicants believe that, while the level of information provided will not easily permit market participants to reverse engineer a Fund’s investment strategy, market participants will, as they do with ETFs that disclose their portfolio holdings each day, be able to construct a hedging portfolio that will allow such market participants to take market making positions in Shares while remaining adequately hedged.41

1.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(a)(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,42 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(a)(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

[40]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).
[41]

See Vanguard (2014) Meeting with the US Securities and Exchange Commission on January 29, 2014 to discuss portfolio transparency and basket composition requirements in potential Commission rulemakings regarding exchange-traded funds. https://www.sec.gov/comments/s7-07-08/s70708-27.pdf. (“Vanguard Meeting”), “Efficient pricing, arbitrage, and hedging can all be achieved without daily holdings disclosure.”

[42]

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the prospectus and SAI (as defined below) are available at such Exchange upon request.

Because Creation Units will be redeemable, will be issued by an open-end management investment company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the delivery and distribution of prospectuses to Brokers that are Authorized Participants. It will be the responsibility of the Brokers to ensure that a prospectus is provided for every secondary market purchase of Shares.43

2.	Shareholder Reports

With each distribution, a Trust will furnish to the DTC Participants for distribution to beneficial owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial owners also will receive annually notification as to the tax status of the Fund’s distributions.

As required under applicable rules and regulations, after the end of each fiscal year, a Trust will furnish to the DTC Participants, for distribution to each person who was a beneficial owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to beneficial owners of Shares.

3.	Sales and Marketing Materials

While Applicants believe that the Funds will trade and perform in a manner similar to other ETFs, consistent with the Precidian Application, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between a Trust and its Funds and those ETFs that disclose their portfolio holdings daily.

In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s prospectus and summary prospectus, as well as each Fund’s web site and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

•

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

[43]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e. the later discussion on VIIV and the risks of the ETFs] below.

Further, in its prospectus, marketing materials and website, each Fund will describe in plain English where an investor can get access to the VIIV, that the methodology for calculating the VIIV is available on the Fund’s website, and that the VIIV is intended to provide investors and other market participants with a highly correlated per share value of the underlying portfolio that can be compared to the current market price. Each Fund will describe in more detail and in plain English that, (1) although the VIIV is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published VIIV may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the VIIV to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

Funds also will disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

4.	Additional Information on Each Fund’s Website

Each Fund’s website, which will be publicly available before the offering of Shares, will include the Fund’s prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and after the offering of Shares commences, additional quantitative information that is updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (“Bid/Ask Price”),44 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. In addition, each Fund will provide any other information on their website regarding premiums/discounts that ETFs registered under the Act may be required to provide. Further, where and how to find the continuously updated VIIV, which will be disseminated as described below, will be prominently disclosed. Each Fund’s website will also contain a historical comparison of each Business Day’s final VIIV to that Business Day’s NAV. Once a Fund has completed a Fiscal year, its website will disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the Act). Each Fund’s website, and the information on the website, will be publicly available at no charge.

5.	Verified Intraday Indicative Value

Consistent with the Precidian Application, the Exchange on which a Fund is primarily listed will disseminate the VIIV for each Fund in one-second intervals during regular trading hours, through the facilities of the Consolidated Tape Association.45 The VIIV functions as an intraday indicative NAV calculation that is made every second throughout the trading day. The Funds will adopt uniform procedures governing the calculation and dissemination of the VIIV and each Fund’s Adviser will bear responsibility for the oversight of that process (“VIIV Procedures”). Each Fund’s Adviser will also, as part of that oversight process, periodically, but no less than annually, review the VIIV Procedures.46 Any changes to the procedures will be submitted to the Board for review. As described above, the specific methodology for calculating the VIIV will be disclosed on each Fund’s web site.

[44]

The Bid/Ask Price of a Fund is determined using the National Best Bid and Offer (defined below) at the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

[45]	The Consolidated Tape Association oversees the dissemination of real time trade and quote information.
[46]	The VIIV Procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

Each Fund will employ two separate calculation engines, a primary and a secondary, to provide two independently calculated sources of intraday indicative values (“Calculation Engines”). Each Fund will also employ a “Pricing Verification Agent” to compare, and establish a computer-based protocol that will permit the Pricing Verification Agent to continuously compare, the two data streams from the Calculation Engines on a real time basis.47 If, during the process of real time price verification, the indicative values from the Calculation Engines differ by more than 25 basis points for 60 consecutive seconds,48 the Pricing Verification Agent will alert the Adviser and the Adviser will request that the listing Exchange halt trading of the Fund’s Shares until the two indicative values come back into line.49

Pursuant to the VIIV Procedures, the VIIV will be calculated to the nearest penny by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Shares outstanding. Intraday Fund Value is the sum of the Fund’s assets (e.g., the amount of cash and cash equivalents held in a Fund’s portfolio,50 the current value of the securities positions in the Fund’s portfolio, plus any accrued interest, and declared but unpaid dividends) minus all accrued liabilities.51 All portfolio securities will be valued by the Calculation Engines throughout the trading day at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor (“National Best Bid and Offer”).52

By calculating the VIIV to the nearest penny, market participants will be able to readily compare the VIIV to the current market price of a Fund’s Shares. Applicants believe that, by utilizing the mid-point pricing for purposes of the VIIV calculation, the VIIV will be an accurate representation of the value of a Fund’s portfolio securities, as quotations based on the mid-point of bid/ask spreads provide real-time information on the prices at which market participants are willing to buy or sell securities at any given point in time. Precidian considered using last sale price of a security for purposes of the VIIV calculation, but concluded that, given the speed at which news is reflected in the global equity markets, the last sale price may no longer accurately reflect, at the time of calculation of the VIIV, the price at which market participants are willing to transact in the security. Because quotations are updated more frequently than last sale information, especially for inactive securities, the VIIV calculation will utilize the most current and accurate information available.

Applicants acknowledge that, if the bid/ask spread on a security is significant, the mid-point may not accurately reflect the price at which the security could be bought or sold, which may cause the VIIV to deviate from the actual purchase or sale price of a Fund’s underlying portfolio securities. In light of this possibility, the Adviser will monitor the bid and ask quotations for any portfolio security and, if the Adviser determines pursuant to the VIIV Procedures that a portfolio security does not have readily available market quotations, which could be the situation when, for example, an Exchange institutes an extended trading halt in a portfolio security, that fact, along with the

[47]

It is anticipated that each Calculation Engine could be using some combination of different hardware, software and communications platforms to process the data. Different hardware platforms’ operating systems could be receiving and calculating the data inputs differently, potentially resulting in one Calculation Engine processing the indicative value in a different time slice than another Calculation Engine’s system, thus processing values in different sequences. The processing differences between different Calculation Engines are most likely in the sub-second range. Consequently, the frequency of occurrence of out of sequence values among different Calculation Engines due to differences in operating system environments should be minimal. Other factors that could result in sequencing that is not uniform among the different Calculation Engines are message gapping, internal system software design, and how the data is transmitted to the Calculation Engine. While the expectation is that the separately calculated intraday indicative values will generally match, having dual streams of redundant data that must be compared by the Pricing Verification Agent will provide an additional check that the resulting VIIV is accurate.

[48]

Any small divergence of less than 25 basis points would be lower than the average bid/ask spread for actively managed ETFs, and relatively immaterial to the overall indicative value. For the period January 1, 2017, to October 31, 2017, the average bid/ask spread on actively managed equity ETFs traded on NYSE Arca, as a percentage, was 38 basis points. For the same period, the spread on all ETPs traded on NYSE Arca, as a percentage, was 54 basis points. Applicants reserve the right to change these thresholds to the extent deemed appropriate and upon notification to the Fund’s Board.

[49]	Should there be a discrepancy between the two indicative values, the Fund will continue to disseminate the primary indicative value, as set forth in the VIIV Procedures, as the VIIV.
[50]	Repurchase agreements and short-term US Treasury securities will be treated as cash for purposes of determining the VIIV.
[51]	The portfolio used for calculating the VIIV, as set forth in the VIIV Procedures, will be the same portfolio used to calculate the Fund’s NAV for that Business Day.
[52]

For listed securities, the National Best Bid and Offer data feed is typically provided in milliseconds. All SEC-registered exchanges and market centers send their trades and quotes to a central consolidator where the Consolidated Tape System (CTS) and Consolidated Quote System (CQS) data streams are produced and distributed worldwide. See https://www.ctaplan.com/index. Although there is only one source of market quotations, each Calculation Engine will receive the data directly and calculate an indicative value separately and independently from each other Calculation Engine.

identity and weighting of that security in the Fund’s VIIV calculation, will be publicly disclosed on the Fund’s web site.53 Applicants believe that this mix of information will permit market participants to calculate the effect of that security on the VIIV calculation, determine their own fair value of the disclosed portfolio security, and better judge the accuracy of that day’s VIIV for the Fund.54 Nonetheless, the VIIV will continue to be calculated using the mid-point of the National Best Bid and Offer.

In developing the method for determining the VIIV, Precidian carefully sought to provide a VIIV calculation that is precise and provides a level of transparency that Applicants believe will facilitate arbitrage but also protect a Fund from “front running” and “free riding” by other investors and/or managers which could harm, and result in substantial costs to, the Funds.55 Precidian believes that it is highly unlikely that a VIIV calculated as described above and provided at one second intervals would allow others to reverse engineer a Fund’s investment strategy for purposes of front running or free riding,56 and has sought to confirm this belief mathematically. Applicants cannot, however, provide a guarantee that such reverse engineering will not occur.

F.	BOARD OVERSIGHT

Unlike traditional ETFs, the Funds will not publicly disclose or disseminate their daily Creation Baskets or the identities and quantities of their portfolio securities on a daily basis. Rather, on each Business Day, before commencement of trading in Shares on the Exchange, the Funds will provide to the AP Representative of each Authorized Participant the identities and quantities of the instruments comprising a Creation Basket and the estimated Balancing Amount (if any), for that day. This information will permit Authorized Participants to purchase Creation Units through an in-kind transaction with the Fund, as described above.

Given that this structure is unlike traditional ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of each Fund,57 the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board will promptly meet if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the market closing price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 1.00% or the bid/ask spread exceeds 1.00%.58 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, as applicable.59 The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creations Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.

[53]	Any person may register on the Fund’s website to receive an email notification of any such web site disclosures.
[54]

Applicants note that in times of recent market volatility there has been a disconnect between the market price of certain portfolio securities of ETFs, primarily because of “circuit breakers” that have halted trading of those portfolio securities, and the market price of the ETFs holding those securities. At any time that the securities representing 10% or more of a Fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, Applicants would request the Exchange to halt trading on the Fund. During any such trading halt, the VIIV would continue to be calculated and disseminated. Applicants further note that ETFs that disclose their portfolio holdings each day do not have a similar mechanism to (1) disclose when trading of a portfolio security has halted, and its potential impact on the indicative intraday value, or (2) halt trading in the ETF’s shares to protect investors when a significant portion of the underlying portfolio securities have halted trading. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade shares of a Fund.

[55]

See Vanguard Meeting, supra note 41. An Adviser would not utilize an investment strategy in a Fund that it believed could be reverse engineered, based on the dissemination of the VIIV, to the detriment of the Fund.

[56]

See also Letter from Christopher P. Wilcox, Chief Executive Officer, J.P. Morgan Asset Management, to David W. Grim, Director, Division of Investment Management, SEC, (July 7, 2017) regarding SEC Rel. No. 34-80553 (April 28, 2017), 82 FR 20932 (“JPMAM believes that it is highly improbable that the portfolios of the proposed funds . . . could be practically and consistently ‘reverse engineered’ such that front running would materially harm a fund’s investors.”).

[57]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.
[58]

Applicants believe the proposed time periods and pricing differential threshold strikes an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower (i.e. less than 1.00%) thresholds to the extent deemed appropriate and approved by a Fund’s Board.

[59]

For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s preset thresholds have been crossed.

IV.	IN SUPPORT OF THE APPLICATION

The Order being requested, among other things, would permit (1) Funds to issue Shares that are redeemable in Creation Units only; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at NAV at market close; and (3) affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from each Fund in connection with the redemption of Creation Units.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in investment products that hold a basket of assets is an important investment strategy, due in part to the widely acknowledged benefits of diversification. Applicants believe that the Relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	protecting the investors from the potential for front-running of portfolio transactions, which could adversely impact the performance of the Funds;

•	providing greater access to active portfolio managers who are unwilling to provide daily disclosure of their active portfolio holdings;

•	provide competition for comparable products available in the U.S. market; and

•	provide enhanced liquidity to the market.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”60 The Funds would provide an ETF product available to both retail and institutional investors. Because the Funds would maintain portfolio confidentiality, much like a mutual fund, it mitigates the risk of free-riding and front-running. Nonetheless, in all other material ways, the Funds would enjoy the same efficiencies as, ETFs that disclose their portfolio holdings each day. As such, the Applicants believe the Funds are appropriate for Relief under Section 6(c) of the Act.

A.	THE RISK OF WIDER SPREADS AND LARGER DISCOUNTS AND PREMIUMS

Although there can be no assurance that Shares will actually trade with the same efficiency as shares of ETFs that disclose their portfolio holdings each day, Applicants have limited the types of securities that can be held by a Fund in order to ensure that there will be, under most circumstances, adequate real time information to provide for an accurate VIIV calculation. Applicants have also built in several safeguards, including redundancy in the calculation of the VIIV, thresholds at which Shares will stop trading, required oversight of the VIIV calculation, and the VIIV Procedures in order to reduce the risk of Shares trading other than at or close to NAV.

While Applicants acknowledge that, despite these safeguards, Shares may trade at wider spreads and/or with larger discounts and premiums than ETFs that disclose their portfolio holdings each day, Applicants believe that the advantages of the ActiveSharesSM ETF structure outweigh these potential concerns. To ensure that investors are aware of the risks that Shares may not trade with the same efficiency as shares of ETFs that disclose their portfolio holdings each day, Applicants will take steps to avoid investor confusion between the Funds and existing ETFs. Applicants will

[60]	SEC Rel. No. IC-17534 (June 15, 1990).

make clear the distinctive features of ActiveSharesSM ETFs in the Prospectus and SAI, as well as on their website and in marketing materials. In particular, Applicants will explain that ActiveSharesSM ETFs generally will not disclose their portfolio securities on a daily basis like traditional active ETFs, and will explain the nature and purpose of the VIIV.

In addition, as noted in section III. E. 3. above, the Applicants will place a legend in the Funds’ prospectuses, website, and marketing materials that will highlight for investors the differences between the Funds and ETFs that disclose their portfolio holdings each day.

In light of these disclosures, Applicants believe investors will have ample information to make an informed investment decision.

Finally, as noted in section III. F. above, if a Fund fails to trade or otherwise perform as expected, the Board will have the opportunity to consider remedial measures to protect shareholders.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Based on the foregoing, the Applicants request the Relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms and the ability of Authorized Participants to create and redeem Creation Units on any day, Applicants expect that individual Shares will trade at a market price at or close to the NAV per Share of the Fund.

Applicants believe that the Funds will not present any new issues with respect to the exemptions granted in the Precidian Order and to traditional index-based and actively managed ETFs prior to the adoption of Rule 6c-11. Consistent with the Precidian Application, the Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trusts to permit Funds to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares will be effected at negotiated prices, not at a current offering price described in the prospectus, and not necessarily at a price based on NAV next calculated after receipt of a sale order. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange61 at all times on the basis of current Bid/Ask Prices. The purchase and sale of Shares of each Fund in the secondary market will not, therefore, be accomplished at an offering price described in the prospectus, as required by Section 22(d), nor will sales and repurchases in the secondary market be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of a Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV of the relevant Fund.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) ensure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.62

[61]

Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange. Off-Exchange trades will be reflected in the consolidated tape.

[62]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices at or close to the NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.63

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing Shares, and (ii) that the Relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[63]

See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, THE INVESTMENT LAWYER, Vol. 24, No. 9 (September 2017) (“While it is true that investors who purchase and sell shares in the secondary market pay or receive a different price for shares that investors in the primary market, there is clearly a rational basis for the differences in prices paid in the primary and secondary markets. . . . There is no unjust discrimination among investors.”)

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of a Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds (defined below). The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section
17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,64 any Acquiring Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Acquiring Fund holds 5% or more of the Shares of a Trust or one or more Funds; (ii) an Acquiring Fund described in (i) is an affiliated person of the Acquiring Fund; or (iii) the Acquiring Fund holds 5% or more of the shares of one or more Affiliated Funds.65

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).66

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”). There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than

[64]

With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Acquiring Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Acquiring Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Acquiring Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

[65]	An AP Representative does not require relief from Sections 17(a)(1) and (a)(2) because the AP Representative will be acting only on an agency basis on behalf of Authorized Participants.
[66]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.67

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Deposit Instruments and Redemption Instruments will be valued in the same manner as those portfolio securities currently held by the relevant Fund, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures. As discussed above, each Fund will adopt Custom Basket Policies that will govern the construction of baskets and the process used for the acceptance of baskets.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Further, the proposed transactions directly between a Fund and an Acquiring Fund will be consistent with the policies of the Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement (defined below) will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions

[67]

An AP Representative does not require relief from Sections 17(a)(1) and (a)(2) because the AP Representative will be acting only on an agency basis on behalf of the Authorized Participants and will not be engaging in trades with a Fund in a principal capacity.

are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	SECTION 22(e) OF THE ACT

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act under the circumstances described below.68 Section 22(e) provides that, except under circumstances not relevant to this request69:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign common stocks in its Creation Basket when delivered-in kind in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign common stock as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that the Commission has previously granted exemptive relief from Section 22(e) that is substantially identical to the relief requested herein.70

[68]	The requested exemption from Section 22(e) of the Act would only apply to the extent that the Creation Basket includes foreign common stock delivered in-kind.
[69]

Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

[70]	See Blue Tractor Order; Fidelity Order; Natixis Order; T. Rowe Order.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E.	SECTION 12(d)(1) OF THE ACT

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section
12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, the Distributor and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B).

As discussed above, the Acquiring Funds are registered management investment companies and UITs. Each Acquiring Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Acquiring Fund Sub-Adviser”). Any Acquiring Fund Adviser will be registered as an investment adviser under the Advisers Act. An Acquiring Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to such registration. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed below.

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VI, Condition 18 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Financial Industry Regulatory Authority (“FINRA”) Rule 2341 pertaining to funds of funds (see Section VI, Condition 20 below).71

In addition, Applicants propose that the requested Section 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 10, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 10, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate72 and the Fund or a Fund

[71]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

[72]

An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-Adviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

Affiliate73 (see Section VI, Condition 11 below). Each Acquiring Management Company’s board of directors or trustees, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and Acquiring Fund Sub-Adviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VI, Condition 12, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting74 (see Section VI Condition 15, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VI, Condition 21, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

1.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request Section 12(d)(1) Relief to permit Acquiring Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Acquiring Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

2.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.

[73]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.
[74]

An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section
12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.

3.	Concerns Underlying Section 12(d)(1)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) to prevent one investment company from buying control of another investment company.75 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.76 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”77

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).78 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).79 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

Applicants submit that their proposed conditions (set forth below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 10 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section
3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser.

[75]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[76]	Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[77]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[78]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[79]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

In addition, Conditions 11 and 13 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 11, 12, 13, 14, 15, and 16 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to the concern regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed Condition 19 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 20 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 19, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section
3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Section 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Section 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

F.	DISCUSSION OF PRECEDENT

The Applicants’ requested relief is the same as the exemptive relief obtained by previous applicants, including Precidian. The Funds will operate in the same manner as the Precidian funds, except that each Fund’s portfolio of investments may include listed options, Exchange-traded MLPs and foreign common stocks. In addition, the Funds may use Custom Baskets consistent with the parameters of Rule 6c-11.

Applicants do not believe that the lack of portfolio disclosure will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that eliminating daily portfolio disclosure avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings may be subject.

In addition, since Creation Units will typically be redeemed by distributing securities of the Fund’s portfolio to a Confidential Account that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally Applicable to the Funds.

VI.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.

The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior business day’s NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the Act).

3.	Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4.

No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

5.	On each Business day the VIIV for a Fund on a per-Share basis will be provided to the market in one second intervals during regular trading hours.

6.

Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between (a) the Fund and each AP Representative related to the AP Representative’s role as such and (b) an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units and (ii) for each basket exchanged with an Authorized Participant, records consistent with the requirements under Rule 6c-11 under the Act, including: (a) the ticker symbol, CUSIP or other identifier, description of holding, quantity of each holding, and percentage weight of each holding composing the basket exchanged for creation units; (b) if applicable, identification of the basket as a Custom Basket and a record stating that the Custom Basket complies with the Fund’s Basket Policies; (c) Balancing Amount (if any); and (d) the identity of the Authorized Participant transacting with the Fund.

7.	Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8.

Each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9.

The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed funds that create and redeem their Shares exclusively through an AP Representative or similar agent without daily public basket or portfolio disclosure.

B.	SECTION 12(d)(1) RELIEF

10.

The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

11.

No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or Fund Affiliate.

12.

The board of directors or trustees of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

13.

Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by a Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

14.

An Acquiring Fund Adviser, or a trustee or Sponsor of an Acquiring Trust, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, or trustee or Sponsor of an Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, or trustee or Sponsor of the Acquiring Trust, other than any advisory fees paid to the Acquiring Fund Adviser, or trustee or Sponsor of an Acquiring Trust, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

15.

No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

16.

The Board of a Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

17.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section
12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

18.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Acquiring Fund will execute an Acquiring Fund Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

19.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

20.

Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

21.

No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent a Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VII.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

Goldman Sachs ETF Trust

By:	/s/ Michael Crinieri
Michael Crinieri Vice President

Goldman Sachs Asset Management, L.P.

By:	/s/ Michael Crinieri
Michael Crinieri
Managing Director

ALPS Distributors, Inc.

By:	/s/ Steven B. Price
Steven B. Price SVP and Director of Distribution Services

VERIFICATION

RULE 0-2(d)

GOLDMAN SACHS ETF TRUST

The undersigned states that he has duly executed the attached Application dated January 16, 2020 for and on behalf of Goldman Sachs ETF Trust; that he is the Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Goldman Sachs ETF Trust

By:	/s/ Michael Crinieri
Michael Crinieri
Vice President

VERIFICATION

RULE 0-2(d)

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

The undersigned states that he has duly executed the attached Application dated January 16, 2020 for and on behalf of Goldman Sachs Asset Management, L.P.; that he is an Authorized Signatory of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Goldman Sachs Asset Management, L.P.

By:	/s/ Michael Crinieri
Michael Crinieri
Managing Director

VERIFICATION

RULE 0-2(d)

ALPS DISTRIBUTORS, INC.

The undersigned states that he has duly executed the attached Application dated January 16, 2020 for and on behalf of ALPS Distributors, Inc.; that he is the Senior Vice President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc.

By:	/s/ Steven B. Price
Steven B. Price
SVP and Director of Distribution Services

RESOLUTIONS OF GOLDMAN SACHS ETF TRUST

RESOLVED, that the officers of Goldman Sachs ETF Trust (the “Trust”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the Securities and Exchange Commission for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) pursuant to Section 12(d)(1)(J) of the Act, for exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, to permit the Trust to issue series that will operate as actively managed exchange-traded funds; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

Exhibit A

Initial Fund

The Goldman Sachs Multi-Asset Income ETF seeks to provide income and capital appreciation. The fund will invest primarily in U.S. common stocks, preferred stocks, ADRs, MLPs and ETFs. The fund will invest in ETFs to get exposure to fixed income and international equity investments. The equity portion of the fund’s portfolio will be weighted in favor of companies which pay dividends or other current income. The fund may invest in companies of any market capitalization.